May 23, 2018


Via E-mail
Christopher Reeg
Chief Executive Officer
Fuse Medical, Inc.
1565 North Central Expressway, Suite 220
Richardson, TX 75080

       Re:    Fuse Medical, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2017
              Response dated May 10, 2018
              File No. 000-10093

Dear Mr. Reeg:

        We have reviewed your May 10, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our April 27,
2018 letter.

Form 10-K for Fiscal Year Ended December 31, 2017
Item 9A. Controls and Procedures, page 25

   1. We read your responses to comments 1 and 2, and note that you state you cannot reach a conclusion at this time. We further note that in the Form 10-Q filed on May 15, 2018, you were able to conclude your controls were not effective as of March 31, 2018.
      Considering that you were able to reach a conclusion as of March 31, 2018, please revise to provide your conclusion as to the effectiveness of both your disclosure controls and your internal control over financial reporting as of December 31, 2017.

Changes in Internal Control of Financial Reporting, page 25

   2. We read your response to comment 3. Please disclose the changes noted in your response in your amended filing.
 Christopher Reeg
Fuse Medical, Inc.
May 23, 2018
Page 2


Note 3. Acquisition, page F-13

    3. We read your response to comments 4 and 8 and note that you consider the transaction to be between entities under common control even though neither party obtained majority control in an individual capacity. The voting agreement that you cite as contemporaneous written evidence of common control appears to bind or require NC 143
       and RMI, or Mr. Reeg and Mr. Brooks, to vote in concert only on the limited matters specified in the voting agreement. Please explain how you determined that NC 143 and
       RMI are required to vote in concert on all significant issues with regard to Fuse Medical,
       Inc. Alternatively, please revise your accounting treatment with respect to the merger transaction.

    4. We read your response to comment 6 and note your analysis of why you do not believe the earn-out arrangement represents compensation pursuant to the guidance in the ASC
       805-10-55-25(a),(c),(f) and (g). Please also tell us how you considered the guidance of
       ASC 805-10-55-25(b), (d), (e) and (h) in your determination that the earn-out arrangement did not represent a compensatory or profit sharing arrangement. Please also explain in further detail how you considered the guidance in ASC 805-10-55-25(g) in determining that the earn-out arrangement was not a profit sharing arrangement. Your response should specifically address whether the earn-out payment is based on a multiple or percentage of the Company's future earnings and how you considered this factor in your evaluation of the accounting treatment.

       You may contact Blaise Rhodes at (202) 551-3774 or Linda Cvrkel at (202) 551-3813
with any questions.


                                                            Sincerely,

                                                            /s/ Rufus Decker

                                                            Rufus Decker
                                                            Accounting Branch
Chief
                                                            Office of
Beverages, Apparel and
                                                            Mining